LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

May 19, 2011

By mail and fax to

Alexandra M. Ledbetter, Attorney – Advisor
Securites and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

RE:	New Western Energy Corporation (“the Registrant”)
Registration Statement – Form 10
File No. 0-54343

Dear Ms. Ledbetter:

In connection with the Commission’s comment letter dated May 9, 2011 (“Comment Letter”), please be advised that the Registrant will not be able to respond to the Comment Letter and file an Amendment to its Form 10-K until around May 31, 2011, due to the fact that the Registrant will be including in such Amendment its first quarter ended March 31, 2011 financial statements.

Should you require any further information regarding this matter, please do not hesitate to call or email the undersigned.

Thank you for your cooperation

Sincerely,

Law Offices of William B. Barnett

William B.  Barnett

WBB/scc
cc:  J. Khazali, President